#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

June 22, 2009

MANAGEMENT DISCUSSION & ANALYSIS

INTRODUCTION

This Management Discussion & Analysis (“MD&A”) for Dorato Resources Inc. (the “Company” or “Dorato” or “we” or “us”) for three months ended April 30, 2009 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of June 22, 2009, and compares its financial results for three months ended April 30, 2009 to the same quarter of previous year.  This MD&A provides a detailed analysis of the business of Dorato and should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the year ended January 31, 2009.  The Company’s reporting currency is the US dollar, and all monetary amounts in this MD&A are expressed in US dollars unless otherwise stated.  The Company is presently a “Venture Issuer” as defined in NI 51-102.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include, but are not limited to, statements regarding future anticipated property acquisitions, the content, cost, timing and results of future anticipated exploration programs, the anticipated discovery and delineation of mineral resources/reserves, proposed business and financing plans (including private placements of equity securities), anticipated business trends and potential future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the Company’s inability to negotiate successfully for the acquisition of interests in mineral properties, the determination of applicable governmental agencies not to issue the exploration concessions applied for by the Company or excessive delay by the applicable governmental agencies in connection with any such issuances, the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from this MD&A may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations.  See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

All of the Company’s public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

Overview

Dorato was incorporated under the laws of the Province of British Columbia on May 26, 1981 under the name "Force Energy Ltd.".  On September 10, 1981, we changed our name to "Force Resources Ltd.".  On December 1, 1994, we subsequently changed our name to "Force Technologies Inc." in connection with a consolidation of our share capital on a five old shares for one new share basis.  On October 1, 1997, we changed our name to "Glassmaster Industries Inc." in connection with a forward split of our share capital on a one old share for two new shares basis.  Effective April 24, 1998, we continued our jurisdiction of registration from British Columbia, Canada to the State of Wyoming by filing a Certificate of Registration and Articles of Continuance in the office of the Secretary of State of Wyoming.  On January 19, 2000, we changed our name to "Interlink Systems Inc." in connection with a consolidation of our share capital on a ten old share for one new share basis.  On August 14, 2000, we changed our name from "Interlink Systems Inc." to "iQuest Networks Inc." in connection with the acquisition of our interest in iNoize.  We also concurrently effected a consolidation of our share capital on a one new share for two old shares basis.  Effective October 28th, 2003, our shares were consolidated on the basis of one new share for every four old shares, and the authorized share capital was subsequently increased from 25,000,000 common shares to 100,000,000 common shares.  In connection with the share consolidation, we changed our name to "Quest Ventures Inc.".  Effective April 24th, 2006, our shares were consolidated on the basis of one new share for each two old shares.  In connection with the share consolidation, we also changed our name to “Dorato Resources Inc.”.  Effective August 21st, 2006, we continued our jurisdiction of incorporation into British Columbia from Wyoming.

Our Business

We were inactive for period from October 28, 2003 to April 24, 2008 when we ceased our operations as a company that was involved in the development of music transfer software.  We have entered into agreements with several Peruvian Nationals and a Peruvian company to acquire options to earn a 100% interest in 70 mineral claims located in Peru and to acquire certain mining concessions (the “Mineral Claims”).  As consideration for the Mineral Claims, we agreed to issue 15,500,000 common shares in stages and pay a total of $4,220,000.

On April 24th, 2008 the TSX Venture Exchange (the “TSX-V”) accepted for filing the documentation related to the option contracts for the Mineral Claims. Peruvian Government approval is required prior to exercising the option to acquire these properties and this approval is in the process of being obtained.

The material terms of the option agreements are as follows:

  We have the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 16,158 hectares (the “Vicmarama Property”).  In order to earn a 100% interest in the Vicmarama Property, we agreed to issue a total of 750,000 common shares.  250,000 shares were issued on TSX-V approval and an additional 250,000 shares were issued on April 16, 2009.  The remaining 250,000 shares must be issued on or before October 18, 2009 (not issued).  We also agreed to pay $250,000 as consideration for the Vicmarama Property and the final instalment of $50,000 was paid on April 24, 2009.  The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.
  We have fulfilled the commercial terms of the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 14,500 hectares (the “Maravilla Property”.  In order to earn a 100% interest in the Maravilla Property, we agreed to issue 1,500,000 common shares.  This agreement was subsequently amended to 1,250,000 shares, which have been issued.  We also paid $300,000 as consideration for the Maravilla Property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised.   The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.
  We have the option to earn 100% interest in 11 mineral claims, comprising an aggregate of 9,659 hectares (the “Lahaina 2 Property”).  In order to earn a 100% interest in the Lahaina 2 Property, we agreed to issue 1,500,000 common shares, of which 250,000 shares were issued upon TSX-V approval and an additional 500,000 shares were issued on April 16, 2009.  The remaining 750,000 shares will be issued on or before October 18, 2009 (not issued).  We also agreed to pay $400,000 as additional consideration for the Lahaina 2 Property, which has been paid in full.  The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.
  We have fulfilled the obligations necessary to exercise the option to earn a 100% interest in 17 mineral claims, comprising an aggregate of 15,468 hectares (the “Lahaina 1 Property”, News Release October 22, 2008).  In order to earn the 100% interest in the Lahaina 1 Property, we issued 3,400,000 common shares.  We also paid $270,000 as additional consideration for the property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised.  The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.
  Dorato Peru S.A.C., a wholly-owned subsidiary of Dorato Resources Inc., also entered into an agreement with all of the shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, we were granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 shares and the payment of $8,000,000 payable over 36 months.  3,000,000 shares were issued and $1,000,000 was paid upon TSX-V approval.
  In October 2008, the terms of the option agreement were amended.  Under the amended terms, the Company agreed to pay an additional $2,000,000 (for a total cash consideration of $3,000,000) and issue an additional 5,600,000 common shares (for total share consideration of 8,600,000 shares). An additional 4,700,000 shares were issued on January 2, 2009 and issuance of the final 900,000 shares was completed on April 16, 2009.  Payments of $250,000 were made on January 16, 2009, April 16, 2009 and June 15, 2009.  To complete the option, Dorato must pay $250,000 on or before October 16, 2009.  The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

There was no finder’s fee paid in connection with our acquisition of the Mineral Claims.

Cordillera del Condor Project

The prospective Cordillera del Condor (CdC) Gold – Copper Belt underlies the Ecuador – Peru Border region.  The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Inca times.  On the Ecuador side of the border, historical small scale, but high-grade, gold production is reported to have exceeded 100,000 oz per year. Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of Kinross Gold Corporation’s Fruta del Norte Gold deposit (inferred resources of 13.6 million contained ounces gold at 7.23 g/t gold), and Dynasty Metals & Mining Inc’s emerging Jerusalem Gold deposit in the Chinapintza district (measured & indicated resource of 0.58 million contained ounces gold at 12.4 g/t gold, plus inferred resources of 0.71 million contained ounces at 11.5 g/t gold).

In addition to being a major gold belt, the Cordillera del Condor Belt is a prolific porphyry belt, well known for discoveries like Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (438 million measured & indicated tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources of 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; and an inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold).  The El Hito Copper-Molybdenum Porphyry, located in Ecuador, is located south of the main Chinapintza district, adjacent to the border with Peru.

The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR but has not been independently verified by us.

In contrast the Peruvian portion, which geologically comprises approximately 45-50% of the Cordillera del Condor   belt, is essentially unexplored. Key features on the Peruvian side such as shared geology, structural setting, proximity and extensions of known mineralized trends and numerous placer and hard-rock gold occurrences indicate that the framework and potential is present to form very significant gold and copper deposits.

Dorato, through a series of option agreements detailed above, has the right to earn a 100% interest in 570 square kilometres of exploration ground.  The exploration program, operated by Minera Afrodita (Dorato has a right to acquire 100% of Minera Afrodita) in the year ending 31 January 2009, returned excellent Phase I results.  The exploration program on the Minera Afrodita property defined a significant, large, gold-bearing system.

Mineralized vein channel samples within Central Zone returned grades of up to 132.2 g/t gold and 1,669 g/t silver.  Results from 168 vein rock channel samples returned a mean grade of 10.95 g/t  gold and 134.41 g/t silver with 68% of vein samples grading greater than 26 g/t (0.84 oz/t) gold.  Gold enriched wall-rock channel samples highlight the considerable potential for a bulk-tonnage target in addition to the high-grade, vein-hosted mineralization.  Wall-rock samples returned grades up to 6.95 g/t gold and 193 g/t silver.  Results from 195 wall-rock channel samples returned a mean grade of 0.60 g/t gold and 16.5 g/t silver.  The true extent of the Central Zone mineralized system will only be determined through future drill testing and additional sampling.

Royalty Agreement

In August 2008, the Company entered into a royalty agreement with Franco-Nevada Corporation (TSX: FNV) (“Franco-Nevada”), wherein Franco-Nevada agreed to purchase 1,500,000 common shares as part of a 1,900,000 common share non-brokered private placement (at the time, approximately 5% of the issued and outstanding common shares of the Company) at a price of CAD$1.70 per common share.  The price of CAD$1.70 represented a 15% premium over the 20 day average market price prior to the date of this news release.  The private placement was completed in August 2008.  Under the terms of the agreement, Franco-Nevada will be offered the right to participate in all subsequent financings on a pro-rata basis for a period of two years.

Dorato agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from a portion of the option agreement land package covering approximately 152 square kilometres (the “Option”).    The material terms of the Royalty Option Agreement are as follows:

  The Option will expire the sooner of: (a) the expiration or termination of the concessions and surrounding land packages or (b) sixty days following a decision to construct a mine;
  The Option may be exercised within sixty days following a decision to construct a mine by Dorato and/or its successor in interest together with a firm commitment to finance construction;
  The royalty rate shall be either 1% or 2% of the Net Smelter Return, dependent on the gold price at the time of the exercise of the Option; and
  The Option may be exercised at a purchase price equal to the Royalty Net Present Value which, for the purposes of the Royalty Option Agreement, shall mean the after tax net present value of the royalty revenue from the production of gold and silver using the royalty rate and a 7.5% discount rate applied to the base case model assumptions contained in a feasibility study used to make the decision to construct the mine.

Amended Royalty Agreement

Dorato and Franco-Nevada have entered into a certain Subscription Agreement dated March 31, 2009 pursuant to which Franco-Nevada agreed to purchase 2,000,000 units for CAD$0.50 per Unit.  Each Unit consists of one common share and one-half of one common share purchase warrant.  Each full warrant entitles the holder to purchase one common share of the Company at a price of CAD$0.65 per share until March 31, 2011.  As additional consideration for Franco’s subscription, Dorato agreed to amend the August 18, 2008 Royalty Option Agreement to expand the size of the Mineral Property to which Franco’s royalty will apply, to 417 square kilometres.

Qualified Person and QA/QC

EurGeol Keith J. Henderson, P.Geo. Dorato’s President and CEO and a qualified person as defined by National Instrument 43-101, reviews and is responsible for the scientific and technical information that forms the basis of all public disclosures. Mr. Henderson is not independent of the Company as he is an officer and a shareholder.

The Company has Quality Assurance/Quality Control (QA/QC) protocols in place for all drilling, geophysics, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures.

Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay.  ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

The results of the geophysical survey were reviewed by the Company, Consulting Geophysicist, who checked data quality during collection and completed a detailed interpretation of the data.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, currently in Peru.  Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  There is no known resource, and there are no known reserves, on any of the Company’s properties.  The vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.  Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities.  No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Insufficient Financial Resources/Share Price Volatility:  The Company does not have sufficient financial resources to undertake all of its planned acquisition, exploration and development programs in the financial year ending January 31, 2010, and will need to raise additional funding.  In the future, the Company’s ability to continue its exploration, assessment, and development activities depends in primarily on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements, sale of assets or some combination of these or other means.  There can be no assurance that any such arrangements will be concluded and the associated funding obtained.  There can be no assurance that the Company will generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its on-going obligations on a timely basis will likely result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties.  The Company’s priority is to maintain its Peruvian properties (all of which have holding costs during the financial year ending January 31, 2009).  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those reflected in its current financial statements.

Recent market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems and the deterioration of the Canadian, United States and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.  In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities.  These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions continued and worsened in 2008 and into 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.  These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly junior resource exploration companies such as the Company.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

In recent months, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities.  In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price.  As a consequence, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all.  Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Mining Industry is Intensely Competitive:  The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive.  The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company.  The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals.  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all.  Delays or a failure to obtain such licenses and permits or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Restrictions:  The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time.  Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations.  Certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Foreign Countries and Political Risk: All of the mineral properties held by the Company are located in  Peru, where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.

Currency Fluctuations: The Company presently maintains its accounts in Canadian dollars.  Due to the nature of its operations in such country, the Company also maintains accounts in U.S. dollars and Peruvian nuevo soles.  The Company’s operations in Peru and its proposed exploration expenditures in such country are denominated in either local currencies or U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming.  In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access.  However, in areas where there are local populations or land owners (as with many of the Company’s properties), it is necessary, as a practical matter, to negotiate surface access.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction.  The Company has not yet been successful in negotiating any formal surface access agreements.

Title Matters: The Company cannot guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.  The process of acquiring exploration concessions involves an application process (which can be quite lengthy) and, until title to an exploration concession is actually granted, there can be no assurance that an exploration concession which has been applied for will be granted (especially as it is not always possible to determine if there are prior applications over the same ground).  Many of the exploration concessions for which the Company (or the optionee(s) from whom it holds an option to acquire an interest in an exploration concession) has applied in Peru, have not yet been granted, and the Company cannot provide any estimate of the time likely to complete any such applications or the likelihood of any of such applications being granted.

Acquisition of Mineral Concessions under Agreements:  The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures.  The Company does not presently have the financial resources required to make all payments and complete all expenditure obligations under its all of its various property acquisition agreements over their full term.  Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties.  There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Exploration and Mining Risks:  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Regulatory Requirements:  The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.  Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

Limited Experience with Development-Stage Mining Operations:  The Company has very limited experience in placing mineral resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Uncertainty of Resource Estimates/Reserves:  Unless otherwise indicated, mineralization figures presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists.  These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  There can be no assurance that:

  these estimates will be accurate;
  reserves, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience.  In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results.  There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.  The resource estimates contained in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for gold, silver, copper, iron or other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.  The Company has not established the presence of any resources or any proven or probable reserves at any of its mineral properties.  There can be no assurance that subsequent testing or future studies will establish any resources or proven or probable reserves at the Company’s properties.  The failure to establish proven or probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

No Assurance of Profitability: The Company has no history of earnings and, due to the nature of its business there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks: The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Enforcement of Civil Liabilities:  As substantially all of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of such country.

The Company may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in the Company’s common shares that are U.S. taxpayers:  Investors in the Company’s common shares that are U.S. taxpayers should be aware that the Company believes that it has been in prior years, and expects it will be in the current year a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).  If the Company is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to the Company generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company.  U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, in event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election.  As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the Common Shares are “marketable stock” (as specifically defined).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

Due to the extreme complexity of the PFIC rules and the potentially materially adverse consequence to a shareholder that is a U.S. taxpayer of the Company being a PFIC, it is critical that each shareholder that is a U.S. taxpayer consult with that shareholder’s U.S. tax adviser before undertaking any transactions in the Company’s shares.

Plan of Operation

Following a review of the Phase I exploration results received from Minera Afrodita, a follow-up Phase II exploration program has been designed, including additional mapping, surface sampling, underground sampling, structural interpretation, trenching, and diamond drilling.  Drill testing of the Central Zone gold-silver-zinc-lead vein system will be the focus of the program and a total meterage in excess of 4,000 meters is anticipated.

Specific plans, including drill meters will be finalized prior to the initiation of work programs in July 2009.  Negotiation of contracts with a drill contractor is in progress and nearing completion.  A drill permit application is in progress and is expected to be issued in due course.  There is no guarantee that we will meet working capital requirements on a continued basis.

Additionally, the Company has been reviewing a number of project submittals, in locations where field conditions would be optimal outside of the typically weather-constrained field season in the Cordillera Del Condor.  The Company is currently considering several grass-roots projects where low-key proof of concept exploration can be completed at minimal cost on a year-round basis.  The Company remains strongly focussed on the Cordillera Del Condor project, but will continue to seek out and evaluate high-quality gold exploration projects, developing a robust project pipeline to ensure appropriate growth for the Company.  Any acquisitions or option agreements will be announced in due course.

Summary of Quarterly Results

	Three Months Ended		Three Months Ended
	April 30, 2009	January 31, 2009	October 31, 2008	July 31, 2008
Total assets	$ 20,781,295	$ 16,012,317	$ 15,714,393	$ 13,374,657
Working capital	3,943,087	666,100	4,046,233	6,007,532
Net loss for the period	(1,088,620)	(172,770)	(374,952)	(1,912,842)
Basic and diluted income (loss) per share	(0.03)	(0.01)	(0.01)	(0.07)

	Three Months Ended		Three Months Ended
	April 30, 2008	January 31, 2008	October 31, 2007	July 31, 2007
Total assets	$ 18,487,000	$ 6,375,940	$ 1,012,180	$ 340,750
Working capital (deficiency)	7,781,473	5,638,124	712,583	328,417
Net loss for the period	(108,949)	(162,195)	(42,352)	(39,272)
Basic and diluted income (loss) per share	(0.01)	(0.03)	(0.02)	(0.00)

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements (see subsequent events).  However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised.  In addition, the Company can raise funds through the sale of interests in its mineral properties, although current market conditions have substantially reduced the number of potential buyers/acquirors of any such interest(s).  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.  When acquiring an interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash (the majority of the Company’s outstanding option agreements require the issuance of common shares of the Company, as opposed to cash payments, to the vendors thereof).

At the present time the Company does not contemplate that it will be necessary to institute any additional specific cost saving measures or reductions in staff or consultants, or drop any additional properties, in response to current conditions in the equity or credit markets.  The Company is conserving its working capital to the extent possible while still focussing on the development of its Peruvian mineral properties.

The Company expects that it will operate at a loss for the foreseeable future and that it will require additional financing to fund further exploration of current mineral properties, to acquire additional mineral properties (if applicable) and to continue its operations (including general and administrative expenses) beyond the end of its 2010 fiscal year. There is significant uncertainty that the Company will be able to continue to secure additional financing in the current equity markets – see “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.  On March 31, 2009, we closed a private placement through the issuance of 12,000,000 units at a price of CAD$0.50 per unit for total gross proceeds of CAD$6,000,000.  These funds have been and will be used to pay property payments for the Mineral Claims and to carry out Phase II of the exploration program of up to $5,000,000, and for general and administrative expenses.

We had cash and cash equivalents of $3,917,632 as of April 30, 2009, compared to $826,445 at January 31, 2009, and working capital of $3,943,087 as of April 30, 2009, compared to working capital of $666,100 as of January 31, 2009.  The increase in cash on hand and working capital was the result of our financing which closed on March 31, 2009.

The Company has not entered into any long-term lease commitments nor is the Company subject to any mineral property commitments other than those outlined under Note 5 in the Company’s financial statements for the three months ended April 30, 2009.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiary for their immediate operating needs in Peru, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks.  The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions.  However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

Results of Operations

Three months ended April 30, 2009 compared three months ended April 30, 2008

We incurred a net loss of $1,088,620 for three months ended April 30, 2009, compared to a net loss of $128,068 in the same period of prior year.  The loss has arisen from increased expenditures relating to the Company’s projects in Peru and stock-based compensation of $485,472. The Company had no active project in the comparative period. Significant comparative changes are as follows:

Office and administrative expenses of $51,429 was incurred the current period compared to $37,246 recorded in the same period of prior year.  The increase was due to increased activities following our recently completed change of business. The Company also maintains an office in Peru.

Professional fees amounted to $36,742 during the current period compared to $62,699 recorded in the same period of prior year.  The decrease was a result of less legal costs associated with the mineral properties acquisition, accounting services and other regulatory requirements relating to our change of business, which were substantially incurred in 2008.

Investor relations expenses of $110,915 during the current period compared to $nil recorded in the same period of prior year, as the Company commenced a concerted effort to provide all available information about the project to shareholders and the investment community. This category also includes $63.668 of stock-based compensation charges.

Consulting fees of $599,081 during the current period compared to $11,441 in the same period of prior year.  The increase was due to increased in personnel expenses and a stock-based compensation charge of $421,804.

Travel and promotion expenses of $10,736 during the current period compared to $22,988 recorded in the same period of prior year.  The decrease in the current period was due to more travel to Peru to set up the offices and property acquisitions in the same period of prior year.

Transactions with Related Parties

During the three months ended April 30, 2009, the Company entered into the following transactions with related parties:

a)

Paid or accrued consulting fees of $48,371(2008 - $7,461) to companies related to directors, not including stock-based compensation.

b)

Paid or accrued consulting fees of $17,677 (2008 - $Nil) to an officer and directors.

c)

Paid or accrued exploration expenditures of $52,093 (2008 - $37,433), office and administration expenses of $15,253 (2008 - $958), consulting expenses of $27,651 (2008 -$Nil), travel expenses of $6,044 (2008 - $9,123) and investor relation expenses of $878 (2008 - $Nil) to two companies with officers in common.

d)

Due to related parties of $13,126 (January 31, 2009- $152,711) is owed to a company with common officers for reimbursement of consulting, investor relations and deferred exploration costs.  Amounts due from related parties includes $853,264 (January 31, 2009 - $808,700) is owed from a companies with common directors and officers and $3,632 (2008 - $Nil) is owned from a company with two common officers. The amounts due to and from related parties are unsecured and without interest or stated terms of repayment.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions where the board of directors or senior management believe that confirmation of the decision by the board is probable or with which the board and senior management have decided to proceed.

Changes In Accounting Policies, Including Initial Adoption

There have been no changes in accounting policies since February 1, 2008, being the start of the Company’s most recently completed fiscal year.  The Company has adopted certain new accounting recommendations effective from that date (see “Future Accounting Changes” in Note 2 to the Company’s financial statements for the year ended January 31, 2009), but they have not had a significant impact on those financial statements.

Changes In Internal Control Over Financial Reporting.

There have not been any changes in our internal control over financial reporting or any other factors during the three months ended April 30, 2009, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Forward Looking Statements

Except for historical information, our Management’s Discussion & Analysis may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Subsequent Events

Subsequent to April 30, 2009:

i)

62,500 stock options were exercised at Cdn$0.30 per share for the total proceeds of Cdn$18,750; and,

ii)

The Company granted 250,000 stock options exercisable at Cdn$0.60 with an expiry date of June 10, 2011 to a director.

Share Capital

Our authorized share capital consists of an unlimited number of common shares without par value.  As of June 22, 2009, the total number of issued and outstanding common shares is 51,980,687 common shares.

During the three months ended April 30, 2009, we issued 12,000,000 common shares at a price of CAD$0.50 per share pursuant to private placement and 100,000 common shares to Agents as finance fee. We also issued 1,650,000 common shares valued at CAD$0.67 for acquisition of mineral properties in Peru.

During the three months ended April 30, 2009, the Company granted stock options to certain directors, officers and consultants to purchase up to a total of 1,550,000 common shares in our capital stock at a price of CAD$0.60 on or before April 9, 2011.  93,750 share purchase options at a price of CAD$1.40 and 3,750 share purchase options at a price of CAD$0.30 were expired and 93,750 share purchase options at a price of CAD$1.40 and 26,250 share purchase options at a price of CAD$0.30 were cancelled.

There were 7,250,000 share purchase warrants outstanding at April 30, 2009, 6,050,000 share purchase warrants at a price of CAD$0.65 and 1,200,000 share purchase warrants at a price of CAD$0.70, with an expiry date March 31, 2011.

(Also see subsequent events above)

Disclosure of Outstanding Share Data (as at June 22, 2009)

1.

Authorized and issued capital stock:

Authorized	Issued	Value
An unlimited number of common shares without par value	51,980,687	CAD$34,031,982

2.

Incentive stock options outstanding:

Number	Exercise Price	Expiry Date
2,412,500	CAD$1.40	May 23, 1010
907,500	CAD$0.30	January 7, 2010
1,550,000	CAD$0.60	April 9, 2011
250,000	CAD$0.60	June 10, 2011
5,120,000

3.

Warrants outstanding:

Number	Exercise Price	Expiry Date
6,000,000	CAD$0.65	March 31, 2011
50,000 (agent warrants)	CAD$0.65	March 31, 2011
1,200,000 (agent warrants)	CAD$0.70	March 31, 2011
7,250,000

Disclosure of Management Compensation

In accordance with the requirements of Section 19.5 of TSXV Policy 3.1, the Company provides the following disclosure with respect to the compensation of its directors and officers during the quarter ended April 30, 2009:

Name of Director/Officer	Position	Category	Amount Paid/Accrued CAD$
Keith Henderson	Director, President & Chief Executive Officer	Consulting Fees	$45,200
Anton Drescher	Director	Directors’ Fees	$6,000
Mark Cruise	Director	Directors’ Fees	$6,000
Jeffrey Pontius	Director	Directors’ Fees	$4,000
Michael Kinley	Chief Financial Officer	Consulting Fees	$15,000
Marla Richie	Corporate Secretary	Consulting Fees	$6,000

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.